

July 11, 2022

Rahul Ghai
Chief Financial Officer
Otis Worldwide Corp
One Carrier Place
Farmington, Connecticut 06032

> **Re: Otis Worldwide Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 4, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed April 27, 2022**
> **File No. 001-39221**

Dear Mr. Ghai:

We have reviewed your July 1, 2022 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment are to comment in our June 6, 2022 letter.

Form 10-Q for the quarterly period ended March 31, 2022

Risk Factors, page 41

1. We note your response to prior comment 3 that you disclose in your 2022 Proxy Statement the extensive role of your Board of Directors and its Committees in overseeing risks at Otis, and that the Board of Directors and its Committees regularly review and receive reports on the risks impacting the Company. Please include specific disclosure in your periodic filings regarding Board of Director oversight of the risks associated with the crisis in Ukraine. Also, in regards to your statement that you will continue to fulfill your existing agreements and provide essential equipment and services in Russia, please quantify the estimated amounts that the company may be required to pay. Additionally, to the extent there were material changes to the risks since the filing of your Form 10-Q for

the quarterly period ended March 31, 2022, please provide us with the disclosures you intend to include in your future filings.

 You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing